(DESCRIPTION OF GRAPHIC)

                            Quarterly Report 3Q 2006

                          (GERDAU AMERISTEEL(TM) LOGO)

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                           Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-    Safety

-    Integrity

-    Customer Driven Culture

-    Investment in People, Processes, and Technology

-    Engaged Employees

-    Open Communication

-    Community and Environmental Awareness

-    Profitability

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

OVERVIEW

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through a vertically integrated network of 17 mini-mills (including one 50%-owned joint venture mini-mill), 17 scrap recycling facilities and 50 downstream operations (including seven joint venture fabrication facilities), the Company serves customers throughout North America. The Company's products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation ("Sheffield"). Sheffield is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The purchase price for the shares of Sheffield was $104.7 million plus the assumption of certain liabilities. The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri.

On November 1, 2006, the Company acquired a controlling interest in the newly formed joint venture, Pacific Coast Steel. This joint venture was formed by Pacific Coast Steel, Inc. (PCS) and Bay Area Reinforcing (BAR). PCS and BAR have in excess of 1,000 employees, including over 800 field ironworkers. Additionally, they operate four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa, with a combined capacity in excess of 200,000 tons per year.

The purchase price for the interest in Pacific Coast Steel was approximately $104.5 million in cash. The Company had sufficient cash available to fund the transaction. The transaction included certain put and call rights beginning on the fifth anniversary of the transaction.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of thirteen mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2006, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2005

The following tables summarize the results of Gerdau Ameristeel for the three months ended September 30, 2006 and the three months ended September 30, 2005.

(US$ IN THOUSANDS)

                                                 THREE MONTHS ENDED      THREE MONTHS ENDED
                                               ---------------------   ---------------------   % OF SALES
                                               SEPTEMBER 30,    % OF   SEPTEMBER 30,    % OF    INCREASE    $ INCREASE
                                                    2006       SALES        2005       SALES   (DECREASE)   (DECREASE)
                                               -------------   -----   -------------   -----   ----------   -----------
Finished Steel Shipments (Tons)

Rebar                                              402,310                  425,644
Merchant/Special Sections                          765,120                  816,522
Rod                                                208,885                  159,805
Fabricated Steel                                   293,599                  278,290
                                                ----------               -----------
Total                                            1,669,914                1,680,261

Net sales                                       $1,160,050     100.0%    $  999,286    100.0%                 160,764

Operating expenses
   Cost of sales (exclusive of depreciation)       925,933      79.8%       825,700     82.6%    (2.8)%       100,233
   Selling and administrative                       39,820       3.4%        41,591      4.2%    (0.8)%        (1,771)
   Depreciation                                     60,853       5.3%        25,175      2.5%     2.8%         35,678
   Other operating expense                           9,002       0.8%         8,409      0.9%    (0.1)%           593
                                                ----------     -----     ----------    -----     ----         -------
                                                 1,035,608      89.3%       900,875     90.2%    (0.9)%       134,733

Income from operations                             124,442      10.7%        98,411      9.8%     0.9%         26,031

Earnings from joint ventures                        39,641       3.4%        13,064      1.3%     2.1%         26,577
                                                ----------     -----     ----------    -----     ----         -------
Income before other expenses & income taxes        164,083      14.1%       111,475     11.1%     3.0%         52,608

Other expenses

   Interest, net                                    16,147       1.4%        11,321      1.1%     0.3%          4,826
   Foreign exchange (gain) loss                     (2,702)     (0.3)%        1,083      0.1%    (0.4)%        (3,785)
   Amortization of intangible assets                   755       0.1%           646      0.1%     0.0%            109
                                                ----------     -----     ----------    -----     ----         -------
                                                    14,200       1.2%        13,050      1.3%    (0.1)%         1,150

Income before income taxes                         149,883      12.9%        98,425      9.8%     3.1%         51,458

Income tax expense                                  53,898       4.6%        36,217      3.6%     1.0%         17,681
                                                ----------     -----     ----------    -----     ----         -------
Net income                                      $   95,985       8.3%    $   62,208      6.2%     2.1%         33,777
                                                ==========     =====     ==========    =====     ====         =======

Earnings per common share - basic               $     0.31               $     0.20

Earnings per common share - diluted             $     0.31               $     0.20

The Company uses weighted average net selling prices as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company's revenue performance. The Company believes that net selling prices represent a more meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                                   THREE MONTHS ENDED
                                             -----------------------------
                                             SEPTEMBER 30,   SEPTEMBER 30,   $ INCREASE   % INCREASE
                                                  2006            2005       (DECREASE)   (DECREASE)
                                             -------------   -------------   ----------   ----------
Mill external shipment revenue                 $  815,439     $  704,715
Fabricated steel shipment revenue                 223,805        189,699
Other products shipment revenue*                   68,069         52,887
Freight                                            52,737         51,985
                                               ----------     ----------
   Net Sales                                   $1,160,050     $  999,286

Mill external steel shipments (tons)            1,376,315      1,401,971

Fabricated steel shipments (tons)                 293,599        278,290

Weighted Average Net Selling Price ($/ton)
   Mill external steel shipments               $   592.48     $   502.66       $89.82        17.9%
   Fabricated steel shipments                      762.28         681.66        80.62        11.8%

Scrap Charged                                      202.89         160.72        42.17        26.2%

Metal Spread (selling price less scrap)
   Mill external steel shipments                   389.59         341.94        47.65        13.9%
   Fabricated steel shipments                      559.39         520.94        38.45         7.4%

Mill Manufacturing Cost ($/ton)                    249.19         240.49         8.70         3.6%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: Demand for steel continued to be strong in the three months ended September 30, 2006, although the Company saw some weakness in rebar and wire rod shipments late in the quarter. Higher import levels of these products as well a customers working down their high inventory levels resulted in the softness in demand. Finished tons shipped for the three months ended September 30, 2006 decreased 10,347 tons, or 0.6%, compared to the three months ended September 30, 2005. However, the current period results include the results of the Sheffield operations which were purchased during the second quarter. During the quarter, these operations generated approximately $93.3 million of revenue. Good progress was made during the three months ended September 30, 2006 with respect to the integration of the Sheffield locations into the Gerdau Ameristeel's business operations including the integration into the Company's information systems.

The average mill finished goods selling prices were $592 per ton for the three months ended September 30, 2006; an increase of approximately $90 per ton or 17.9% from the average mill finished goods selling prices for the three months ended September 30, 2005. This increase is reflective of the increase in scrap costs and also the strong demand for long product steel during the third quarter of 2006.

Cost of sales: Cost of sales as a percentage of net sales decreased 2.8% for the three months ended September 30, 2006 when compared to the three months ended September 30, 2005 primarily as a result of selling prices increasing more than realized increases in raw material costs. On a per ton of shipment basis, cost of sales increased from $491 per ton in the three months ended September 30, 2005 to $554 per ton for the three months ended September 30, 2006. The principal component of the Company's cost structure is ferrous scrap. The scrap used in production increased in price by 26.2% or $42 per ton to $203 per ton for the three months ended September 30, 2006, compared to $161 per ton for the three months ended September 30, 2005. When taking into consideration that the Company maintains approximately one to two months of inventory on hand (between semi finished and finished product), the actual costs of scrap which flowed through earnings was approximately $52 per ton higher than the prior year. The increased costs also related to higher mill manufacturing costs which increased $9 per ton or 3.6% for the three months ended

September 30, 2006 compared to the three months ended September 30, 2005, primarily as a result of increased yield costs resulting from the higher scrap costs. The remainder of the increased costs relates to a longer than anticipated shut down due to the installation of a new finishing end at the Whitby, Ontario mill. The implementation of this new finishing end curtailed production at one of Whitby's rolling mills for approximately five weeks.

Selling and administrative: Selling and administrative expenses for the three months ended September 30, 2006 decreased $1.8 million compared to the three months ended September 30, 2005. Based on a decrease in the price of the Company's common shares as compared to June 30, 2006, selling and administrative expenses for the three months ended September 30, 2006 includes a $0.6 million non-cash expense reversal versus a $9.7 million non-cash expense in the three months ended September 30, 2005 due to marking-to-market outstanding stock appreciation rights (SARs) and expenses associated with other equity based compensation held by employees. The remaining increase in selling and administrative expenses was due to an increase in corporate headcount supporting the continued growth of the organization, including the Sheffield operations.

Depreciation: Depreciation expense for the three months ended September 30, 2006 increased $35.7 million when compared to the three months ended September 30, 2005. The increase in depreciation for the three months ended September 30, 2006 includes approximately $32.4 million related to the previously announced shutdown of the Perth Amboy melt shop, the incremental depreciation from the Sheffield operations as well as normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

During the quarter, the Company announced the shutdown of the melt shop at the Company's Perth Amboy, New Jersey mill. The Company believes that the semi-finished steel billets will be more efficiently supplied to the Perth Amboy wire rod mill from available, lower marginal cost billet making capacity at other Gerdau Ameristeel melt shop operations as well as higher grade billets to be supplied from the Company's majority shareholder Gerdau S.A. or other sources. In connection with the shutdown, the Company recorded $32.4 million of accelerated depreciation to write-off the melt shop assets of this mill. In addition, the Company also recorded an additional $9.4 million charge in other operating expenses. These charges include estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees and the estimated costs related to disposing of dust from the baghouse.

Other operating expense, net: Other operating expense for the three months ended September 30, 2006 of $9.0 million is primarily related to the costs as noted above related to the Perth Amboy melt shop closure.

Income from operations: As a percentage of net sales, operating income for the three months ended September 30, 2006 was 10.7% compared to the operating income of 9.8% for the three months ended September 30, 2005. Metal spread, the difference between the average mill selling prices and scrap raw material cost, increased $48 per ton for the three months ended September 30, 2006 compared to the three months ended September 30, 2005, which accounted for this improvement, partially offset by factors noted above.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $39.6 million for the three months ended September 30, 2006 compared to $13.1 million for the three months ended September 30, 2005. Metal spreads at the Company's flat rolled sheet joint venture Gallatin Steel increased from $243 per ton for the three months ended September 30, 2005 to $385 per ton for the three months ended September 30, 2006. In addition to enjoying increased metal spreads, the management group has continuously focused on de-bottlenecking the mill to increase production capabilities without incurring significant capital expenditures. Gerdau Ameristeel's portion of Gallatin Steel's shipments for the three months ended September 30, 2006 was approximately 11,000 tons higher than the same period of the prior year.

Interest expense and other expense on debt: Interest expense and other expense on debt increased $1.2 million for the three months ended September 30, 2006 compared to the three months ended September 30, 2005. The increase in net interest expense for the three months ended September 30, 2006 is due to a charge of $5.6 million related to the redemption of the Company's Cdn $125.0 million convertible debentures during the three months ended September 30, 2006, and an unfavorable mark-to-market adjustment related to interest rate swaps of $1.1 million as compared to an favorable effect of $2.0 million for the three months ended September 30, 2005. These were offset by increased interest income earned on higher cash and short-term investments held by the Company. At the time of the 2002 merger with Co-Steel, the convertible debentures were recorded at fair market value which was significantly lower than par value. This fair market value adjustment was previously amortized as an increase to interest expense from the date of the merger to the maturity date of April 2007. As a result of the early redemption of the convertible debentures, the remaining fair market value adjustment was expensed during the three months ended September 30, 2006.

Income taxes: The Company's effective income tax rate was approximately 36.0% and 36.8%, respectively, for the three months ended September 30, 2006 and 2005. Included in the current quarter charge is the establishment of a $3.2 million valuation allowance related to certain New Jersey recycling credits related to the Perth Amboy, New Jersey mill which will not be utilized with the closure of the melt shop. In the same period of the prior year, the Company recorded a valuation allowance of approximately $3.3 million related to New Jersey state tax loss carryforwards and recycling credits related to the Sayreville, New Jersey mill. The slight decrease in rate between years is primarily attributable to the Company's generating greater taxable income in jurisdictions with lower effective tax rates.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $1.0 billion for three months ended September 30, 2006 from $0.9 billion for the three months ended September 30, 2005. Mills segment sales include sales to the downstream segment of $119.0 million and $90.6 million for the three months ended September 30, 2006 and 2005, respectively. Mills segment operating income for three months ended September 30, 2006 was $114.8 million compared to an operating income of $103.4 million for the three months ended September 30, 2005, an increase of $11.4 million. The increase in operating income in the third quarter of 2006 is primarily the result of higher metal spreads.

Downstream segment sales increased to $237.5 million for the three months ended September 30, 2006 from $213.6 million for the three months ended September 30, 2005. Downstream segment operating income for the three months ended September 30, 2006 was $15.5 million and for the three months ended September 30, 2005 was $13.5 million.

See "Note 15 - Segment Information" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the three month period ended September 30, 2006 for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA represents earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation to net income is shown below:

                                                  FOR THE THREE MONTHS ENDED
                                           ---------------------------------------
                                           September 30, 2006   September 30, 2005
                                           ------------------   ------------------
($000s)
   Net income                                   $ 95,985             $ 62,208
   Income tax expense                             53,898               36,217
   Interest, net                                  16,147               11,321
   Depreciation and amortization                  61,608               25,821
   Earnings from joint ventures                  (39,641)             (13,064)
   Cash distribution from joint ventures          30,423               30,425
                                                --------             --------
   EBITDA                                       $218,420             $152,928
                                                ========             ========

NINE MONTHS ENDED SEPTEMBER 30, 2006, COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

The following tables summarize the results of Gerdau Ameristeel for the nine months ended September 30, 2006 and the nine months ended September 30, 2005

(US$ IN THOUSANDS)

                                                NINE MONTHS ENDED       NINE MONTHS ENDED
                                              ---------------------   ---------------------   % OF SALES
                                              SEPTEMBER 30,    % OF   SEPTEMBER 30,    % OF    INCREASE    $ INCREASE
                                                   2006       SALES        2005       SALES   (DECREASE)   (DECREASE)
                                              -------------   -----   -------------   -----   ----------   ----------
Finished Steel Shipments (Tons)
Rebar                                            1,173,710               1,144,080
Merchant/Special Sections                        2,438,399               2,330,405
Rod                                                587,064                 550,855
Fabricated Steel                                   870,593                 810,019
                                                ----------              ----------
   Total                                         5,069,766               4,835,359

Net sales                                       $3,425,070    100.0%    $2,962,900    100.0%                $462,170

Operating expenses
   Cost of sales                                 2,763,776     80.7%     2,488,675     84.0%    (3.3)%       275,101
   Selling and administrative                      136,679      4.0%        92,775      3.1%     0.9%         43,904
   Depreciation                                    113,928      3.3%        75,868      2.6%     0.7%         38,060
   Other operating expense                           8,019      0.2%         9,824      0.3%    (0.1)%        (1,805)
                                                ----------    -----     ----------    -----     ----        --------
                                                 3,022,402     88.2%     2,667,142     90.0%    (1.8)%       355,260
Income from operations                             402,668     11.8%       295,758     10.0%     1.8%        106,910
Earnings from joint ventures                       103,018      3.0%        68,147      2.3%     0.7%         34,871
                                                ----------    -----     ----------    -----     ----        --------
Income before other expenses & income taxes        505,686     14.8%       363,905     12.3%     2.5%        141,781

Other expenses
   Interest, net                                    36,580      1.1%        38,690      1.3%    (0.2)%        (2,110)
   Foreign exchange (gain)                            (891)     0.0%        (1,168)     0.0%     0.0%            277
   Amortization of deferred financing costs          2,259      0.1%         1,939      0.1%     0.0%            320
                                                ----------    -----     ----------    -----     ----        --------
                                                    37,948      1.2%        39,461      1.4%    (0.2)%        (1,513)

Income before income taxes                         467,738     13.6%       324,444     10.9%     2.7%        143,294
Income tax expense                                 158,462      4.6%       109,339      3.7%     0.9%         49,123
                                                ----------    -----     ----------    -----     ----        --------
Net income                                      $  309,276      9.0%    $  215,105      7.2%     1.8%         94,171
                                                ==========    =====     ==========    =====     ====        ========
Earnings per common share - basic               $     1.01              $     0.71
Earnings per common share - diluted             $     1.01              $     0.70

Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                                NINE MONTHS ENDED
                                          -----------------------------
                                          SEPTEMBER 30,   SEPTEMBER 30,   $ INCREASE   % INCREASE
                                               2006            2005       (DECREASE)   (DECREASE)
                                          -------------   -------------   ----------   ----------
Mill external shipment revenue              $2,398,148      $2,084,724
Fabricated steel shipment revenue              652,936         566,884
Other products shipment revenue*               214,428         166,310
Freight                                        159,558         144,982
                                            ----------      ----------
   Net Sales                                $3,425,070      $2,962,900

Mill external steel shipments (tons)         4,199,173       4,025,340

Fabricated steel shipments (tons)              870,593         810,019

Weighted Average Selling Price ($/ton)
   Mill external steel shipments            $   571.10      $   517.90      $53.20        10.3%
   Fabricated steel shipments                   749.99          699.84       50.15         7.2%

Scrap Charged                                   197.02          175.96       21.06        12.0%

Metal Spread (selling price less scrap)
   Mill external steel shipments                374.08          341.94       32.14         9.4%
   Fabricated steel shipments                   552.97          523.88       29.09         5.6%

Mill Manufacturing Cost ($/ton)                 244.14          236.43        7.71         3.3%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: Finished tons shipped for the nine months ended September 30, 2006 increased 234,407 tons, or 4.8% compared to the nine months ended September 30, 2005. This increase in shipments for the nine months ended September 30, 2006 is primarily attributable to the high levels of North American steel consumption that have been experienced during 2006. Average mill finished goods selling prices were $571 per ton for the nine months ended September 30, 2006, up approximately $53 per ton or 10.3% from the average mill finished goods selling prices for the nine months ended September 30, 2005. The increase in selling prices was primarily due to the increases in scrap raw material costs, and by the strong demand for long steel products.

Cost of sales: Cost of sales as a percentage of net sales decreased 3.3% for the nine months ended September 30, 2006 when compared to the nine months ended September 30, 2005. On a per ton of shipment basis, the cost of sales increased from $515 per ton in the nine months ended September 30, 2005 to $545 per ton in the nine months ended September 30, 2006. Most of this increase came from scrap raw material costs, the principal component of the Company's cost structure, which increased 12.0% to $197 per ton for the nine months ended September 30, 2006, compared to $176 per ton for the nine months ended September 30, 2005. Mill manufacturing costs increased by approximately 3.3% in line with general inflationary increases. These increases in cost of sales were more than offset by the increases in selling prices, resulting in improved margins.

Selling and administrative: Selling and administrative expenses for the nine months ended September 30, 2006 increased by $43.9 million compared to the nine months ended September 30, 2005. Based on an increase in the price of the Company's common shares since December 31, 2005, selling and administrative expenses for the nine months ended September 30, 2006 includes a $30.6 million non-cash expense versus a $0.8 million non-cash expense reversal in the nine months ended September 30, 2005 due to marking-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees. The remaining increase in selling and administrative expenses is due to an increase in corporate headcount supporting the growth of the organization.

Depreciation: Depreciation expense for the nine months ended September 30, 2006 increased $38.1 million when compared to the nine months ended September 30, 2005. The increase in depreciation for the nine months ended September 30, 2006 is primarily related to the accelerated depreciation recorded resulting from the closure of the Perth

Amboy melt shop assets described above. The remaining increase reflects the incremental depreciation of the newly acquired Sheffield assets and normal increases in depreciation expense from routine equipment additions placed in service over the last twelve months.

Other operating expense, net: Other operating expenses for the nine months ended September 30, 2006 of $8.0 million includes a gain on the sale of certain non-core land and buildings of $8.9 million and the repayment of certain loans that had previously been written off of approximately $1.3 million, offset by increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, by $2.0 million related to the start up costs of the Beaumont mill following the 2005 labor disruption, and by $9.4 million related to costs associated with the previously described Perth Amboy melt shop closure. Included in the environmental claims expense is an additional $5.65 million that was reserved in connection with the proposed settlement of a claim related to a Superfund Site in Pelham, Georgia.

Income from operations: As a percentage of net sales, operating income for the nine months ended September 30, 2006 was 11.8% compared to the operating income of 10.0% for the nine months ended September 30, 2005. This increase in margin is consistent with the increase in metal spread, the difference between the average mill selling prices and scrap raw material cost, which increased $32 per ton for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $103.0 million for the nine months ended September 30, 2006 compared to $68.1 million for the nine months ended September 30, 2005. The increase in joint venture earnings is primarily due to increased metal spreads at the Company's Gallatin Steel joint venture, which rose from $307 per ton for the nine months ended September 30, 2005 to $355 per ton for the nine months ended September 30, 2006.

Interest expense and other expense on debt: Interest expense and other expense on debt decreased $1.5 million for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. Included in the nine months ended September 30, 2006 is a $5.6 million expense related to the redemption of the Company's Cdn $125.0 convertible debentures as previously described, an unfavorable mark-to-market adjustment on interest rate swaps of $0.9 million versus a favorable mark-to-market adjustment of $2.2 million recorded for the nine months ended September 30, 2005. These were offset by increased interest income earned on higher balances of cash and short-term investments.

Income taxes: The Company's effective income tax rate was approximately 33.9% and 33.7%, respectively, for the nine months ended September 30, 2006 and 2005.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $3.1 billion for nine months ended September 30, 2006 from $2.6 billion for the nine months ended September 30, 2005. Mills segment sales include sales to the downstream segment of $324.6 million and $269.1 million for the nine months ended September 30, 2006 and 2005, respectively. Mills segment operating income for the nine months ended September 30, 2006 was $403.7 million compared to an operating income of $296.5 million for the nine months ended September 30, 2005, an increase of $107.2 million. The increase in operating income in the first nine months of 2006 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $698.6 million for the nine months ended September 30, 2006 from $621.4 million for the nine months ended September 30, 2005. Downstream segment operating income for the nine months ended September 30, 2006 was $53.4 million and $35.0 million for the nine months ended September 30, 2005. A significant portion of the downstream business involves fixed price contract work, and during 2006 there has been a significant price increase within the new contracts signed versus the prior year.

See "Note 15 - Segment Information" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the nine months ended September 30, 2006 and 2005 for a reconciliation of segment sales and income to consolidated results.

Reconciliation of EBITDA to net income is shown below:

                                                  FOR THE NINE MONTHS ENDED
                                           ---------------------------------------
                                           September 30, 2006   September 30, 2005
                                           ------------------   ------------------
($000s)
   Net income                                  $ 309,276             $215,105
   Income tax expense                            158,462              109,339
   Interest, net                                  36,580               38,690
   Depreciation and amortization                 116,187               77,807
   Earnings from joint ventures                 (103,018)             (68,147)
   Cash distribution from joint ventures          91,576               90,828
                                               ---------             --------
   EBITDA                                      $ 609,063             $463,622
                                               =========             ========

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the nine months ended September 30, 2006 was $392.4 million compared to $399.1 million for the nine months ended September 30, 2005. For the nine months ended September 30, 2006, accounts receivable used $75.9 million of cash as a result of increased sales volumes and higher selling prices. Inventories provided $13.4 million of cash due to the decreased inventory levels resulting from the increased sales volumes. Accounts payable and other liabilities provided $20.9 million of cash in 2006 primarily due to increased trade accounts payable due to the higher scrap raw material costs increasing the payables.

Investing activities: Net cash used in investing activities was $401.0 million in the nine months ended September 30, 2006 compared to $227.5 million in the nine months ended September 30, 2005. The spending during the first nine months of 2006 for capital expenditures totalled $154.3 million, the proceeds received from asset sales were $14.1 million, net purchases of auction rate securities were $172.7 million and the cash paid for acquisitions, net of the opening cash received from those operations, was $88.1 million. These acquisitions included Fargo Iron and Metal Company, Callaway Building Products Inc., and Sheffield Steel.

Financing activities: Net cash used by financing activities was $288.8 million in the nine months ended September 30, 2006 compared to $63.5 million in the nine months ended September 30, 2005. The principal components include the payment of dividends and redemption of debt. The Company paid $85.3 million in dividends during the nine months ended September 30, 2006, the Sheffield Steel Senior Secured Notes that were acquired as part of the Sheffield acquisition were redeemed for approximately $88.5 million, and the Company redeemed its convertible debentures for $112.0 million.

On November 6, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable on December 7, 2006 to shareholders of record at the close of business on November 22, 2006.

OUTSTANDING SHARES

As of September 30, 2006, the Company had outstanding 305,260,680 common shares.

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company's principal liquidity requirements are working capital, capital expenditures and debt service.

The following is a summary of existing credit facilities and other long term debt:

Senior Secured Credit Facility: On October 31, 2005, the Company completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable.

At September 30, 2006, there were no borrowings and $566.6 million was available under the Senior Secured Credit Facility.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's majority shareholder, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

Ameristeel Bright Bar, Inc. term loan: At September 30, 2006, Ameristeel Bright Bar, Inc. had a $2.1 million term loan outstanding. The loan bears interest at the prime rate (prime rate was 8.25% at September 30, 2006) and matures in June 2011. This term loan was paid in October 2006.

Industrial revenue bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of September 30, 2006. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn mill in September 2002. The interest rates on these bonds range from 50% to 60% of the prime rate. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with a fixed rate of 6.375% with the acquisition of the Beaumont, Texas mill in November 2004. The industrial revenue bonds mature in 2014, 2017 and 2018. The interest variable bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Capital leases: Gerdau Ameristeel had $0.5 million of capital leases as of September 30, 2006.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $154.3 million on capital projects in the nine months ended September 30, 2006 compared to $101.7 million in the same period in 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario mill, a new melt shop for the Jacksonville, Florida mill, a finishing end upgrade at the Cartersville, Georgia mill, construction of a new fabrication mill in King George, Virginia, and a new scrap shredder at the Jackson, Tennessee mill.

OFF - BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligations table below.

CONTRACTUAL OBLIGATIONS

The following table represents the Company's contractual obligations as of September 30, 2006.

                                                      Less than     1 - 3      4 - 5    After 5
Contractual Obligations ($000's)            Total      one Year     Years      Years     Years
--------------------------------         ----------   ---------   --------   --------   -------
Long-term debt (1)                       $  433,666    $    692   $  1,149   $400,225   $31,600
Interest                                    242,636      44,950     89,781     89,776    18,129
Operating leases (2)                         77,656      13,616     19,978     15,018    29,044
Capital expenditures (3)                    200,838     150,628     35,147     15,063        --
Unconditional purchase obligations (4)       81,954      81,954         --         --        --
Pension funding obligations                   2,604       2,604         --         --        --
                                         ----------    --------   --------   --------   -------
   Total contractual obligations         $1,039,354    $294,444   $146,055   $520,082   $78,773
                                         ----------    --------   --------   --------   -------

(1) Total amounts are included in the September 30, 2006 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of September 30, 2006.

(3)  Purchase obligations for capital expenditure projects in progress.

(4) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

CRITICAL ACCOUNTING POLICIES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)," (SFAS 158). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. This statement becomes effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impart of adopting SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the financial impact of adopting FIN 48.

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." This Statement requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. This Statement is effective January 1, 2007. The Company does not expect any financial statement implications related to the adoption of this Statement.

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect any financial statement implications related to the adoption of this Statement.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impart the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and strong global demand for steel scrap have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at historically high levels. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently close to previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace and rolling mill power demand. This portion represents the majority of the total electric demand, and for the most part, is affected by spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 39% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2005 we reached new agreements with the employees at our Memphis wire, Cambridge minimill and Wilton recycling operations. The collective bargaining agreements with employees at the Beaumont and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached.

On May 26, 2005, the Company ceased operations at its Beaumont mill to encourage the USWA to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May 2005. On December 12, 2005, the Beaumont mill began to resume normal operations although negotiations are ongoing and a final contract has not yet been concluded with the Beaumont union representatives.

The Beaumont, Wilton, and two acquired Sheffield facilities are all currently operating without a collective bargaining agreement. The collective bargaining agreement at the St. Paul mill which expired in 2005 has been temporarily extended as has the collective bargaining agreement at our Perth Amboy Mill which expired in July 2006. The Company cannot assure you that these or any other collective bargaining agreements will be successfully renegotiated without the occurrence of a work stoppage.

A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to this proposed settlement, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and as a result, recorded an expense of $5.65 million during the second quarter of 2006. On August 15, 2006, the Company executed an agreement with the EPA to settle this claim. Pursuant to the Settlement Agreement, the Company will pay the EPA a total of $7.25 million to settle the claim. The Settlement Agreement was subject to public comment, EPA approval and Court approval. The EPA filed the Settlement Agreement with the Court on September 1, 2006. The public comment period expired on October 8, 2006. The EPA has indicated that it intends to move the Court shortly for approval of the Settlement Agreement. The Company expects the Settlement Agreement to be approved by the Court in the Fourth Quarter of 2006 or the First Quarter of 2007.

THE EFFORTS TO INTEGRATE AND ACHIEVE SYNERGIES FROM THE SHEFFIELD ACQUISITION MAY NOT BE SUCCESSFUL AND MAY REDUCE THE COMPANY'S PROFITABILITY.

The acquisition of Sheffield involves risks relating to the difficulty of integrating our business, operations, products and services with those of Sheffield. Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisition of Sheffield, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the Sheffield assets that we acquired.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $103.0 million to net income for the nine months ended September 30, 2006, and $68.1 million to net income for the nine months ended September 30, 2005. The Company received $91.6 million of cash distributions from its joint ventures in the nine months ended September 30, 2006, and $90.8 million of cash distributions for the nine months ended September 30, 2005. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

OUTLOOK

The third quarter was an excellent quarter with record composite long product prices, metal spreads and finished steel production from our 16 long product mills. The Company is seeing some seasonal shipment slowness across product lines as winter approaches and inventory levels are on the high side throughout the system. The Company remains hopeful that better matching of domestic production to demand, and some abatement from the recent spike in steel imports, will normalize inventory levels and create a favorable industry environment for 2007.

On November 1st the Company closed on the acquisition of a controlling interest in Pacific Coast Steel, consisting of four rebar fabrication facilities in California. Pacific Coast Steel expands the fabricating footprint to the West Coast and the Company is excited about the expected profitability and additional growth potential of that business.

During the fourth quarter, the Company will continue to focus on ensuring that the mill operations are cost competitive on a global basis, including the integration of the Sheffield operations into the Gerdau Ameristeel business systems, resolving the labor contact issues and the closing of the Perth Amboy melt shop.


/s/ Phillip E. Casey                    /s/ Mario Longhi
-------------------------------------   ----------------------------------------
Phillip E. Casey                        Mario Longhi
Chairman of the Board                   President and CEO

November 6, 2006

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                         SEPTEMBER 30,
                                              2006       DECEMBER 31,
                                          (unaudited)        2005
                                         -------------   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents               $  117,254     $  414,259
   Restricted cash                                492            473
   Short-term investments                     172,650             --
   Accounts receivable, net                   478,916        344,758
   Inventories (note 4)                       801,221        745,165
   Deferred tax assets                         29,531         23,212
   Other current assets                        24,656         23,236
                                           ----------     ----------
      TOTAL CURRENT ASSETS                  1,624,720      1,551,103

INVESTMENTS (note 6)                          165,249        153,439
PROPERTY, PLANT AND EQUIPMENT (note 5)      1,094,637        955,601
GOODWILL                                      187,516        122,716
DEFERRED FINANCING COSTS                       12,761         14,451
DEFERRED TAX ASSETS                            15,783         23,424
OTHER ASSETS                                   11,787          8,717
                                           ----------     ----------
TOTAL ASSETS                               $3,112,453     $2,829,451
                                           ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                        $  343,959     $  289,091
   Accrued salaries, wages and
      employee benefits                        85,744         66,744
   Accrued interest                             9,657         21,003
   Income taxes payable                        24,382         13,140
   Accrued sales, use and property
      taxes                                    10,943          4,598
   Current portion of long-term
      environmental reserve                    10,474          3,325
   Rebates payable                             15,250         16,407
   Accrued mill closure costs                   6,750             --
   Other current liabilities                   24,742         19,729
   Current portion of long-term
      borrowings (note 7)                         692          1,014
                                           ----------     ----------
      TOTAL CURRENT LIABILITIES               532,593        435,051
LONG-TERM BORROWINGS, LESS CURRENT
   PORTION (note 7)                           432,974        432,737
CONVERTIBLE DEBENTURES (note 8)                    --         96,594
ACCRUED BENEFIT OBLIGATIONS (note 10)         207,013        147,167
LONG-TERM ENVIRONMENTAL RESERVE, LESS
   CURRENT PORTION                             13,083         13,083
OTHER LIABILITIES                              41,552         52,163
DEFERRED TAX LIABILITIES                       57,606         68,637
                                           ----------     ----------
TOTAL LIABILITIES                           1,284,821      1,245,432
                                           ----------     ----------
SHAREHOLDERS' EQUITY
   Capital stock (note 12)                  1,015,449      1,010,341
   Retained earnings                          764,405        540,415
   Accumulated other comprehensive
      income                                   47,778         33,263
                                           ----------     ----------
   TOTAL SHAREHOLDERS' EQUITY               1,827,632      1,584,019
                                           ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY                                  $3,112,453     $2,829,451
                                           ==========     ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

                                              THREE MONTHS ENDED              NINE MONTHS ENDED
                                         ----------------------------   -----------------------------
                                         SEPTEMBER 30,   SEPTEMBER 30,  SEPTEMBER 30,   SEPTEMBER 30,
                                              2006           2005            2006            2005
                                         -------------   ------------   -------------   -------------
NET SALES                                 $1,160,050       $999,286      $3,425,070      $2,962,900
OPERATING EXPENSES
   Cost of sales (exclusive of
      depreciation)                          925,933        825,700       2,763,776       2,488,675
   Selling and administrative                 39,820         41,591         136,679          92,775
   Depreciation                               60,853         25,175         113,928          75,868
   Other operating expense                     9,002          8,409           8,019           9,824
                                          ----------       --------      ----------      ----------
                                           1,035,608        900,875       3,022,402       2,667,142
INCOME FROM OPERATIONS                       124,442         98,411         402,668         295,758
EARNINGS FROM JOINT VENTURES                  39,641         13,064         103,018          68,147
                                          ----------       --------      ----------      ----------
INCOME BEFORE OTHER EXPENSES AND
   INCOME TAXES                              164,083        111,475         505,686         363,905
OTHER EXPENSES
   Interest, net                              16,147         11,321          36,580          38,690
   Foreign exchange (gain) loss               (2,702)         1,083            (891)         (1,168)
   Amortization of intangible assets             755            646           2,259           1,939
                                          ----------       --------      ----------      ----------
                                              14,200         13,050          37,948          39,461
INCOME BEFORE INCOME TAXES                   149,883         98,425         467,738         324,444
INCOME TAX EXPENSE                            53,898         36,217         158,462         109,339
                                          ----------       --------      ----------      ----------
NET INCOME                                $   95,985       $ 62,208      $  309,276      $  215,105
                                          ==========       ========      ==========      ==========
EARNINGS PER COMMON SHARE - BASIC         $     0.31       $   0.20      $     1.01      $     0.71
EARNINGS PER COMMON SHARE - DILUTED       $     0.31       $   0.20      $     1.01      $     0.70

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands)
(Unaudited)

                                                                     ACCUMULATED
                                                                        OTHER
                               NUMBER OF     INVESTED    RETAINED   COMPREHENSIVE
                                 SHARES       CAPITAL    EARNINGS       INCOME         TOTAL
                              -----------   ----------   --------   -------------   ----------
BALANCE-
   DECEMBER 31, 2004          304,028,122   $1,008,511   $311,853      $44,400      $1,364,764
   Net income                                             215,105                      215,105
   Foreign exchange                                                      9,861           9,861
   Cash dividends                                         (60,846)                     (60,846)
   Employee stock options         357,576        1,326                                   1,326
                              -----------   ----------   --------      -------      ----------
BALANCE-
   SEPTEMBER 30, 2005         304,385,698   $1,009,837   $466,112      $54,261      $1,530,210
                              -----------   ----------   --------      -------      ----------
BALANCE-
   DECEMBER 31, 2005          304,471,493   $1,010,341   $540,415      $33,263      $1,584,019
   Net income                                             309,276                      309,276
   Foreign exchange                                                     14,515          14,515
   Cash dividends                                         (85,286)                     (85,286)
   Stock based compensation       240,907        2,619                                   2,619
   Employee stock options         548,280        2,489                                   2,489
                              -----------   ----------   --------      -------      ----------
BALANCE-
   SEPTEMBER 30, 2006         305,260,680   $1,015,449   $764,405      $47,778      $1,827,632
                              -----------   ----------   --------      -------      ----------

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

                                                              THREE MONTHS ENDED              NINE MONTHS ENDED
                                                        -----------------------------   -----------------------------
                                                        SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                             2006            2005            2006            2005
                                                        -------------   -------------   -------------   -------------
OPERATING ACTIVITIES
Net income                                                $  95,985        $ 62,208      $   309,276      $ 215,105
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                              60,853          25,175          113,928         75,868
   Amortization                                                 755             646            2,259          1,939
   Write off unamortized fair value market adjustment         5,604              --            5,604             --
   Deferred income taxes                                      5,151           4,842           12,763          4,097
   Loss (gain) on disposition of property, plant and
      equipment                                                  --           2,100           (8,914)         2,100
   Income from joint ventures                               (39,641)        (13,064)        (103,018)       (68,147)
   Distributions from joint ventures                         30,423          30,425           91,576         90,828
   Melt shop closure expenses                                 9,400              --            9,400             --
Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable                                       54,630         (50,375)         (75,916)       (80,594)
   Inventories                                              (37,033)         86,455           13,410        149,074
   Other assets                                               1,542         (16,270)           1,137         (6,799)
   Liabilities                                              (70,391)         29,698           20,868         15,663
                                                          ---------        --------      -----------      ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   117,278         161,840          392,373        399,134
INVESTING ACTIVITIES
   Additions to property, plant and equipment               (66,361)        (36,834)        (154,314)      (101,734)
   Proceeds received from sale of property, plant and
      equipment                                                  --              --           14,110             --
   Acquisitions                                               4,399              --         (110,438)       (49,654)
   Opening cash from acquisitions                                --              --           22,371             --
   Purchases of short-term investments                     (319,135)        (25,815)      (1,209,680)       (78,815)
   Sales of short-term investments                          387,000           2,700        1,037,030          2,700
                                                          ---------        --------      -----------      ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           5,903         (59,949)        (400,921)      (227,503)
FINANCING ACTIVITIES
   Payments on term loans                                    (1,058)           (145)          (5,057)        (3,967)
   Retirement of Sheffield Steel bonds                      (88,493)             --          (88,493)            --
   Retirement of convertible debentures                    (111,990)             --         (111,990)            --
   Additions to deferred financing costs                         --              --             (404)            --
   Cash dividends                                            (6,099)         (6,086)         (85,286)       (60,846)
   Proceeds from issuance of employee stock purchases           511             179            2,489          1,326
   Change in restricted cash                                     (5)             --              (19)            --
                                                          ---------        --------      -----------      ---------
NET CASH USED IN FINANCING ACTIVITIES                      (207,134)         (6,052)        (288,760)       (63,487)
                                                          ---------        --------      -----------      ---------
Effect of exchange rate changes on cash and cash
   equivalents                                                   (2)          1,332              303          2,024
                                                          ---------        --------      -----------      ---------
(DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS                                              (83,955)         97,171         (297,005)       110,168
CASH AND CASH EQUIVALENTS AT BEGINNING OF
   PERIOD                                                   201,209         101,129          414,259         88,132
                                                          ---------        --------      -----------      ---------
CASH AND CASH EQUIVALENTS AT END OF
   PERIOD                                                 $ 117,254        $198,300      $   117,254      $ 198,300
                                                          =========        ========      ===========      =========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

In the opinion of the Company's management, the accompanying unaudited interim consolidated financial statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the consolidated financial position of the Company at September 30, 2006, its consolidated results of operations for the three months and nine months ended September 30, 2006 and 2005, its consolidated cash flows for the three and nine months ended September 30, 2006 and 2005 and its consolidated statement of shareholders' equity for the nine months ended September 30, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Interim results are not necessarily indicative of results that may be expected for the entire year or any other interim period. The December 31, 2005 consolidated balance sheet data was derived from audited financial statements included in Gerdau Ameristeel's 2005 Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC") ("2005 Annual Report") and includes all disclosures required by GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company included in the 2005 Annual Report.

Certain amounts in the prior year period's unaudited interim consolidated financial statements have been reclassified to conform with the 2006 presentation.

NOTE 2 -- STOCK BASED COMPENSATION

The Company has several stock based compensation plans, which are described below.

For the year ended December 31, 2004, the Human Resources Committee of the Company's Board of Directors adopted the 2004 Long-Term Incentive Stakeholder Plan (the "2004 Stakeholder Plan"). The 2004 Stakeholder Plan was designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14.0 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the "2005 LTI Plan"). The 2005 LTI Plan was designed to reward the Company's senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights ("SARs"), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Committee based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and is payable 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. The award is being accrued over the vesting period.

Under the employment agreement of the Company's President and Chief Executive Officer (the "Executive"), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which US$25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive's separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.

In order to secure the Company's obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive's long-term incentive. The award is being accrued over the service period. Under this employment agreement, 240,907 shares have been issued to the trust.

Under the Company's Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 501,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

A subsidiary of the Company, Gerdau Ameristeel US Inc. ("Ameristeel"), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

In September 1996, Ameristeel's Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of the Company, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date.

In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS 123R") for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations and disclosure requirements established by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transitions and Disclosure" ("SFAS 148").

Under APB 25, no compensation expense was recorded in earnings for the Company's stock options. The pro forma effects on net income and earnings per share for stock options were instead disclosed in a footnote to the financial statements. Under SFAS 123R, all share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense in earnings over the requisite service period.

The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes: (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

In the nine months ended September 30, 2006, the Company recognized $0.4 million of stock compensation costs related to the options issued during the first quarter of 2006. The remaining unrecognized compensation cost related to unvested awards at September 30, 2006 was approximately $0.5 million and the weighted-average period of time over which this cost will be recognized is 3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2006:

                             2006
                          ----------
Risk free interest rate        4.68%
Expected life             6.25 years
Expected volatility           47.39%
Expected dividend yield        0.80%

The following table summarizes stock options outstanding as of September 30, 2006, as well as activity during the nine months then ended:

                                        NUMBER OF   WEIGHTED-AVERAGE
                                          SHARES     EXERCISE PRICE
                                        ---------   ----------------
Outstanding at December 31, 2005        2,264,576        $ 6.42
Granted                                   202,478          9.50
Exercised                                (548,280)         1.86
Forfeited                                    (947)         1.80
Expired                                   (92,000)        20.44
                                        ---------        ------
Outstanding at September 30, 2006 (a)   1,825,827          7.85
                                                         ======
Exercisable at September 30, 2006       1,623,349
                                        =========

(a) At September 30, 2006, the weighted-average remaining contractual life of options outstanding was 4.73 years.

At September 30, 2006, the aggregate intrinsic value of options outstanding and options exercisable was $8.1 million and $8.1 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options granted during the nine months ended September 30, 2006 was $4.88.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the nine months ended September 30, 2006 are provided in the following table ($000s):

                                                  2006
                                                 ------
Proceeds from stock options exercised            $2,489
Tax benefit related to stock options exercised    1,461
Intrinsic value of stock options exercised        3,988

NOTE 3 -- ACQUISITIONS

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million. In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million.

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation. The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield's products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers ("OEMs"), for use in a variety of industries. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.

The purchase price for the shares of Sheffield was $104.7 million in cash, plus the assumption of certain liabilities of the acquired company. The financial statements of the Company include the results of Sheffield Steel from June 12, 2006.

The following table summarizes the fair value of assets acquired and liabilities assumed for Sheffield Steel at the date of the acquisition, June 12, 2006 ($000s):

Net assets (liabilities) acquired
   Current assets                                  $ 140,266
   Current liabilities                               (40,608)
   Property, plant and equipment                      84,169
   Other long-term assets                                925
   Goodwill                                           64,800
   Long-term liabilities                            (145,119)
                                                   ---------
                                                   $ 104,433
                                                   =========
Purchase price                                     $ 107,145
Plus transaction costs                                 2,343
Working capital adjustment received in July 2006      (5,055)
                                                   ---------
                                                   $ 104,433
                                                   =========

During the third quarter of 2006, the Company received updated information regarding the fair value of certain assets and liabilities such as its current assets and liabilities, property, plant and equipment, other long-term assets and liabilities, resulting in a net decrease of goodwill of $11.1 million.

The $64.8 million of goodwill was assigned to the steel mill and downstream product segments in the amounts of $60.1 million and $4.7 million, respectively. None of the goodwill is deductible for tax purposes.

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):

                                                         AT SEPTEMBER 30,   AT DECEMBER 31,
                                                               2006               2005
                                                         ----------------   ---------------
Ferrous and non-ferrous scrap                                $100,510           $128,772
Work in-process                                               159,750            106,370
Finished goods                                                321,486            306,263
Raw materials (excluding scrap) and operating supplies        219,475            203,760
                                                             --------           --------
                                                             $801,221           $745,165
                                                             ========           ========

NOTE 5 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                       AT SEPTEMBER 30, 2006
                                              --------------------------------------
                                                            ACCUMULATED       NET
                                                 COST      DEPRECIATION   BOOK VALUE
                                              ----------   ------------   ----------
Land and improvements                         $   92,486    $  (6,464)    $   86,022
Buildings and improvements                       204,709      (40,975)       163,734
Machinery and equipment                        1,228,909     (588,671)       640,238
Construction in progress                         198,893           --        198,893
Property, plant and equipment held for sale        5,750           --          5,750
                                              ----------    ---------     ----------
                                              $1,730,747    $(636,110)    $1,094,637
                                              ==========    =========     ==========

                                                   AT DECEMBER 31, 2005
                                          --------------------------------------
                                                        ACCUMULATED       NET
                                             COST      DEPRECIATION   BOOK VALUE
                                          ----------   ------------   ----------
Land and improvements                     $   80,387    $  (5,301)     $ 75,086
Buildings and improvements                   180,463      (34,541)      145,922
Machinery and equipment                    1,101,654     (474,437)      627,217
Construction in progress                     101,626           --       101,626
Property, plant and equipment
   held for sale                               5,750           --         5,750
                                          ----------    ---------      --------
                                          $1,469,880    $(514,279)     $955,601
                                          ==========    =========      ========

During the three months ended September 30, 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32.4 million of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. The Company also recorded an additional $9.4 million charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, the estimated costs related to disposing of dust from the baghouse.

NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in these joint ventures have been accounted for using the equity method.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                          SEPTEMBER 30,   DECEMBER 31,
                                               2006           2005
                                          -------------   ------------
BALANCE SHEET
   Current assets                            $108,998       $ 96,411
   Property, plant and equipment, net         126,423        132,768
   Current liabilities                         31,882         31,558
   Long-term debt                               1,643          1,678

                                          THREE MONTHS ENDED
                                             SEPTEMBER 30,
                                          ------------------
                                            2006       2005
                                          --------   -------
STATEMENT OF EARNINGS
   Sales                                  $139,459   $95,360
   Operating income                         39,933    13,059
   Income before income taxes               40,257    13,073
   Net Income                               39,641    13,064

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,
                                          -------------------
                                            2006       2005
                                          --------   --------
Sales                                     $388,937   $327,435
Operating income                           103,282     67,966
Income before income taxes                 103,563     68,149
Net Income                                 103,018     68,147

The tax expense for the Company's partnership, Gallatin Steel Company, is provided for in the Company's tax provision and the remainder of the joint venture earnings are net of tax.

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On October 31, 2005, the Company completed an amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010.

At September 30, 2006, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $566.6 million was available under the Senior Secured Credit Facility, net of $65.5 million of outstanding letters of credit.

At June 30, 2006, Sheffield Steel had $77.2 million of outstanding notes bearing interest at 11.375% due in 2011. Under purchase accounting, the value of these notes was increased to reflect their fair value which resulted in a recorded value of the notes of approximately $88.5 million. The senior secured notes were governed by an Indenture and were secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield Steel. These notes were redeemed under the terms of the Indenture during July 2006 at a cost approximating the fair market value of the notes. Debt includes the following ($000s):

                                          SEPTEMBER 30,   DECEMBER 31,
                                               2006           2005
                                          -------------   ------------
Senior Notes, bearing interest of
   10.375%, due July 2011, net of
   original issue discount
                                            $399,424        $398,780
Industrial Revenue Bonds, bearing
   interest of 3.61% to 6.375%,
   due through December 2018                  31,600          31,600
Ameristeel Bright Bar Term Loan,
   bearing interest of 8.25%,
   due June 2011                               2,127           2,395
Other, bearing interest of 6.25%
   to 7.00%, due through
   October 2010                                  515             976
                                            --------        --------
                                             433,666         433,751
Less current portion                            (692)         (1,014)
                                            --------        --------
                                            $432,974        $432,737
                                            ========        ========

NOTE 8 -- CONVERTIBLE DEBENTURES

The Company had unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bore interest at 6.5% per annum, expected to mature on April 30, 2007, and, at the holders' option, were convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price was required if the Company issued common shares in a customary offering. The debentures were redeemable, at the Company's option, at par plus accrued interest, and the Company had the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. In September 2006, the Company redeemed these convertible debentures for cash at par plus accrued interest for a total amount of $112.0 million. The Company recorded an interest charge of $5.6 million to write off the remaining unamortized fair market value adjustment of these debentures.

NOTE 9 -- INCOME TAXES

The income tax expense differs from the amount calculated by applying the Canadian income tax rate (federal and provincial) to income before income taxes as follows:

                                          THREE MONTHS ENDED    NINE MONTHS ENDED
                                             SEPTEMBER 30,        SEPTEMBER 30,
                                          ------------------   -------------------
                                             2006      2005      2006       2005
                                           -------   -------   --------   --------
Tax provision at Canadian
   statutory rates                         $51,128   $33,918   $159,592   $110,700
   Tax exempt income                        (6,300)   (6,087)   (18,692)   (17,979)
   Effect of different rates in
      foreign jurisdictions                  5,355     3,955     16,394     11,061
   Other                                       509     1,131     (2,038)     2,257
   Valuation allowance                       3,206     3,300      3,206      3,300
                                           -------   -------   --------   --------
Tax provision                              $53,898   $36,217   $158,462   $109,339
                                           =======   =======   ========   ========

NOTE 10 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

The following tables summarize the expenses related to pension benefits and postretirement medical benefits included in the Company's consolidated statements of financial position ($000s):

                                                 PENSION BENEFITS              OTHER BENEFIT PLANS
                                                THREE MONTHS ENDED              THREE MONTHS ENDED
                                          -----------------------------   -----------------------------
                                          SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                               2006            2005            2006            2005
                                          -------------   -------------   -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $ 4,532         $ 2,745         $  528           $283
Interest cost                                  6,795           5,569          1,378            538
Expected return on plan assets                (6,810)         (5,244)            --             --
Amortization of transition obligation             47              44             --             --
Amortization of prior service cost               324              73            (82)           (53)
Recognized actuarial loss                        837             554             25              8
                                             -------         -------         ------           ----
Net periodic benefit cost                    $ 5,725         $ 3,741         $1,849           $776
                                             =======         =======         ======           ====

                                                 PENSION BENEFITS              OTHER BENEFIT PLANS
                                                NINE MONTHS ENDED               NINE MONTHS ENDED
                                          -----------------------------   -----------------------------
                                          SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                               2006            2005            2006            2005
                                          -------------   -------------   -------------   -------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                 $ 13,064        $  8,235        $1,273          $  849
Interest cost                                  19,184          16,707         2,832           1,614
Expected return on plan assets                (19,108)        (15,732)           --              --
Amortization of transition obligation             141             132            --              --
Amortization of prior service cost                972             219          (246)           (159)
Recognized actuarial loss                       2,511           1,662            75              24
                                             --------        --------        ------          ------
Net periodic benefit cost                    $ 16,764        $ 11,223        $3,934          $2,328
                                             ========        ========        ======          ======

The Company contributed $24.8 million to its defined benefit pension plans for the nine months ended September 30, 2006. The Company expects to contribute an additional $0.6 million during the remainder of fiscal year 2006.

NOTE 11 -- COMPREHENSIVE INCOME

In addition to net income, comprehensive income included certain amounts recorded directly in equity. The following table summarizes the components of comprehensive income, net of related income tax effects ($000s):

                                                THREE MONTHS ENDED              NINE MONTHS ENDED
                                          -----------------------------   -----------------------------
                                          SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                              2006             2005            2006            2005
                                          -------------   -------------   -------------   -------------
Net income                                   $95,985         $62,208         $309,276        $215,105
Foreign currency translation adjustment           32          17,029           14,515           9,861
                                             -------         -------         --------        --------
   Comprehensive Income                      $96,017         $79,237         $323,791        $224,966
                                             =======         =======         ========        ========

Accumulated other comprehensive income, a component of shareholders' equity, is comprised of the minimum pension liability and foreign currency translation adjustments.

NOTE 12 -- CAPITAL STOCK

Capital stock consists of the following shares:

                     Authorized      Par Value        Issued     Invested Capital
                       Number     (in thousands)      Number      (in thousands)
                     ----------   --------------   -----------   ----------------
September 30, 2006
   Common             Unlimited         $--        305,260,680      $1,015,449

December 31, 2005
   Common             Unlimited         $--        304,471,493      $1,010,341

On March 9, 2006, the Company paid, in addition to the normal $0.02 per common share quarterly dividend, a special dividend of $0.22 per common share. This resulted in a total dividend payment of $73.1 million to shareholders of record at the close of business on February 22, 2006.

On May 2, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable June 2, 2006 to shareholders of record at the close of business on May 18, 2006.

On August 1, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable September 1, 2006 to shareholders of record at the close of business on August 17, 2006.

On November 6, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 per common share, payable December 7, 2006 to shareholders of record at the close of business on November 22, 2006.

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                      -----------------------------   -----------------------------
                                      SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                           2006            2005            2006            2005
                                      -------------   -------------   -------------   -------------
Basic earnings per share:
   Basic net earnings                  $     95,985    $     62,208    $    309,276    $    215,105
   Average shares outstanding           305,214,185     304,330,456     304,882,506     304,225,817
   Basic net earnings per share        $       0.31    $       0.20    $       1.01    $       0.71

Diluted earnings per share:
   Diluted net earnings                $     95,985    $     62,208    $    309,276    $    215,105

Diluted average shares outstanding:
   Average shares outstanding           305,214,185     304,330,456     304,882,506     304,225,817
   Dilutive effect of stock options         899,962       1,104,194         980,096       1,211,598
                                       ------------    ------------    ------------    ------------
                                        306,114,147     305,434,650     305,862,602     305,437,415

Diluted net earnings per share         $       0.31    $       0.20    $       1.01    $       0.70


At September 30, 2006, options to purchase 501,000 (593,000 at September 30,
2005) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 13 -- CONTINGENCIES AND COMMITMENTS

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to this proposed settlement, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and as a result, recorded an expense of $5.65 million during the second quarter of 2006. On August 15, 2006, the Company executed an agreement with the EPA to settle this claim. Pursuant to the Settlement Agreement, the Company will pay the EPA a total of $7.25 million to settle the claim. The Settlement Agreement was subject to public comment, EPA approval and Court approval. The EPA filed the Settlement Agreement with the Court on September 1, 2006. The public comment period expired on October 8, 2006. The EPA has indicated that it intends to move the Court shortly for approval of the Settlement Agreement. The Company expects the Settlement Agreement to be approved by the Court in the Fourth Quarter of 2006 or the First Quarter of 2007.

NOTE 14 -- RELATED PARTY PURCHASES

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products from affiliated companies. For the quarters ended September 30, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 40,295 tons and 617 tons of steel products from affiliated companies for $15.0 million and $0.3 million, respectively. For the nine months ended September 30, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 110,763 tons and 80,142 tons of steel products from affiliated companies for $44.8 million and $25.1 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and were made on terms no less favorable than could be obtained from unaffiliated third parties.

NOTE 15 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for the three and nine month periods ended September 30 are presented below ($000s):

                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                      -----------------------------   -----------------------------
                                      SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                           2006            2005            2006            2005
                                      -------------   -------------   -------------   -------------
Revenue from external customers:
Steel mills                            $  922,585       $785,662       $2,726,456      $2,341,548
Downstream products                       237,465        213,624          698,614         621,352
                                       ----------       --------       ----------      ----------
Total                                  $1,160,050       $999,286       $3,425,070      $2,962,900
                                       ==========       ========       ==========      ==========
Inter-company sales:
Steel mills                            $  119,016       $ 90,576       $  324,595      $  269,050
Downstream products                            --             --               --              --
Corp/eliminations/other                  (119,016)       (90,576)        (324,595)       (269,050)
                                       ----------       --------       ----------      ----------
Total                                  $       --       $     --       $       --      $       --
                                       ==========       ========       ==========      ==========
Total sales:
Steel mills                            $1,041,601       $876,238       $3,051,051      $2,610,598
Downstream products                       237,465        213,624          698,614         621,352
Corp/eliminations/other                  (119,016)       (90,576)        (324,595)       (269,050)
                                       ----------       --------       ----------      ----------
Total                                  $1,160,050       $999,286       $3,425,070      $2,962,900
                                       ==========       ========       ==========      ==========
Operating income:
Steel mills                            $  114,786       $103,372       $  403,741      $  296,490
Downstream products                        15,489         13,510           53,430          34,974
Corp/eliminations/other                    (5,833)       (18,471)         (54,503)        (35,706)
                                       ----------       --------       ----------      ----------
Total                                  $  124,442       $ 98,411       $  402,668      $  295,758
                                       ==========       ========       ==========      ==========

                                      AS OF SEPTEMBER 30, 2006   AS OF DECEMBER 31, 2005
                                      ------------------------   -----------------------
Segment assets:
Steel mills                                  $2,213,097                 $1,840,562
Downstream products                             341,411                    284,752
Corp/eliminations/other                         557,945                    704,137
                                             ----------                 ----------
Total                                        $3,112,453                 $2,829,451
                                             ==========                 ==========

NOTE 16 - RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)," (SFAS 158). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. This statement becomes effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impart of adopting SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN
48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the financial impact of adopting FIN 48.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." This Statement requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations. This Statement is effective January 1, 2007. The Company does not expect any financial statement implications related to the adoption of this Statement.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect any financial statement implications related to the adoption of this Statement.

NOTE 17 - SUBSEQUENT EVENT

On November 1, 2006, the Company acquired a controlling interest in the newly formed joint venture Pacific Coast Steel. This joint venture was formed by Pacific Coast Steel, Inc. (PCS) and Bay Area Reinforcing (BAR). The Company acquired a controlling interest in the new joint venture, Pacific Coast Steel. PCS and BAR have in excess of 1,000 employees, including over 800 field ironworkers. Additionally, they operate four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa, with a combined capacity in excess of 200,000 tons per year.,

The purchase price for the interest in Pacific Coast Steel was approximately $104.5 million in cash. The transaction closed in November 2006. The Company had sufficient cash available to fund the transaction. The transaction included certain put and call rights beginning on the fifth anniversary of the transaction.

NOTE 18 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and September 30, 2005 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The outstanding balance of these Senior Notes was $405.0 million as of September 30, 2006. No payments have been made on this liability as it is not due until 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 2006
(US$ IN THOUSANDS)

                                                   GERDAU
                                                 AMERISTEEL                 NON-
                                        GUSAP   CORPORATION  GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                      --------  -----------  ----------  ----------  ------------  ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents          $  7,954   $   26,443  $   81,055   $  1,802   $        --    $  117,254
   Restricted cash                          --           --         492         --            --           492
   Short-term investments                   --           --     172,650         --            --       172,650
   Accounts receivable, net                 --       54,447     374,274     50,195            --       478,916
   Intercompany                             --           --     737,135         --      (737,135)           --
   Inventories                              --       86,973     645,481     68,767            --       801,221
   Deferred tax assets                      --           --      26,525      3,006            --        29,531
   Other current assets                      2        7,076      16,118      1,460            --        24,656
                                      --------   ----------  ----------   --------   -----------    ----------
TOTAL CURRENT ASSETS                     7,956      174,939   2,053,730    125,230      (737,135)    1,624,720

INVESTMENT IN SUBSIDIARIES             445,946    1,121,128     721,349      4,400    (2,127,574)      165,249
PROPERTY, PLANT AND EQUIPMENT               --      228,700     775,523     90,414            --     1,094,637
GOODWILL                                    --           --     118,028     69,488            --       187,516
DEFERRED FINANCING COSTS                 9,741          506       2,489         25            --        12,761
DEFERRED TAX ASSETS                         --       19,720      (3,941)         4            --        15,783
OTHER ASSETS                                --        8,875       1,691      1,221            --        11,787
                                      --------   ----------  ----------   --------   -----------    ----------
TOTAL ASSETS                          $463,643   $1,553,868  $3,668,869   $290,782   $(2,864,709)   $3,112,453
                                      ========   ==========  ==========   ========   ===========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                   $     --   $   51,195  $  273,810   $ 18,954   $        --    $  343,959
   Intercompany                          4,355        4,524          --     44,834       (53,713)           --
   Accrued salaries, wages and
      employee benefits                     --        7,171      68,383     10,190            --        85,744
   Accrued Interest                      8,754           55         848         --            --         9,657
   Income taxes payable                      5         (169)     21,055      3,491            --        24,382
   Accrued sales, use and
      property taxes                        --        1,334       8,918        691            --        10,943
   Current portion of long-term
      environmental reserve                 --           --      10,474         --            --        10,474
   Rebates payable                          --           --      15,145        105            --        15,250
   Accrued mill closure costs               --           --       6,750         --            --         6,750
   Other current liabilities                --        7,353      12,208      5,181            --        24,742
   Current portion of long-term
      borrowings                            --          114         120        458            --           692
                                      --------   ----------  ----------   --------   -----------    ----------
TOTAL CURRENT LIABILITIES               13,114       71,577     417,711     83,904       (53,713)      532,593

LONG-TERM BORROWINGS                   399,424          216      31,600      1,734            --       432,974
RELATED PARTY BORROWINGS                    --       81,069     477,982         --      (559,051)           --
ACCRUED BENEFIT OBLIGATION                  --       94,486      54,874     57,653            --       207,013
LONG-TERM ENVIRONMENTAL RESERVE             --           --      13,083         --            --        13,083
OTHER LIABILITIES                           --        3,640      37,912         --            --        41,552
DEFERRED TAX LIABILITIES                    --           --      62,108     (4,502)           --        57,606
                                      --------   ----------  ----------   --------   -----------    ----------
TOTAL LIABILITIES                      412,538      250,988   1,095,270    138,789      (612,764)    1,284,821
SHAREHOLDERS' EQUITY

   Capital Stock                        61,109    1,369,252   1,930,027     55,322    (2,400,261)    1,015,449
   (Accumulated deficit)
      retained earnings                   (373)      (1,368)    647,682    123,950        (5,486)      764,405
   Accumulated other
     comprehensive income               (9,631)     (65,004)     (4,110)   (27,279)      153,802        47,778
                                      --------   ----------  ----------   --------   -----------    ----------
TOTAL SHAREHOLDERS' EQUITY              51,105    1,302,880   2,573,599    151,993    (2,251,945)    1,827,632
                                      --------   ----------  ----------   --------   -----------    ----------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY               $463,643   $1,553,868  $3,668,869   $290,782   $(2,864,709)   $3,112,453
                                      ========   ==========  ==========   ========   ===========    ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
(US$ IN THOUSANDS)

                                                   GERDAU
                                                 AMERISTEEL                 NON-
                                        GUSAP   CORPORATION  GUARANTORS  GUARANTORS  ELIMINATIONS  CONSOLIDATED
                                      --------  -----------  ----------  ----------  ------------  ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents          $  5,413   $   21,233  $  386,995   $     618  $        --    $  414,259
   Restricted cash                          --           --         473          --           --           473
   Accounts receivable, net                 --       55,717     287,298       1,743           --       344,758
   Inventories                              --      107,584     634,749       2,832           --       745,165
   Deferred tax assets                      --           --      23,212          --           --        23,212
   Other current assets                      2        5,775      17,343         116           --        23,236
                                      --------   ----------  ----------   ---------  -----------    ----------
TOTAL CURRENT ASSETS                     5,415      190,309   1,350,070       5,309           --     1,551,103
INVESTMENT IN SUBSIDIARIES             445,946    1,201,423     719,544       8,785   (2,222,259)      153,439
PROPERTY, PLANT AND EQUIPMENT               --      204,092     748,385       3,124           --       955,601
GOODWILL                                    --           --     118,029       4,687           --       122,716
DEFERRED FINANCING COSTS                10,923          568       2,931          29           --        14,451
DEFERRED TAX ASSETS                         --       28,937      (5,513)         --           --        23,424
OTHER ASSETS                                --        8,301         416          --           --         8,717
                                      --------   ----------  ----------   ---------  -----------    ----------
TOTAL ASSETS                          $462,284   $1,633,630  $2,933,862   $  21,934  $(2,222,259)   $2,829,451
                                      ========   ==========  ==========   =========  ===========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                   $     --   $   57,143  $  231,313   $     635  $        --    $  289,091
   Intercompany                          1,707       12,512     (28,461)   (129,609)     143,851            --
   Accrued salaries, wages and
      employee benefits                     --        7,129      59,541          74           --        66,744
   Accrued Interest                     19,259        1,303         441          --           --        21,003
   Income taxes payable                   (164)         160      11,893       1,251           --        13,140
   Accrued sales, use and
      property taxes                        --         (539)      5,090          47           --         4,598
   Current portion of long-term
      environmental reserve                 --           --       3,325          --           --         3,325
   Rebates payable                          --           --      16,407          --           --        16,407
   Other current liabilities                --        9,129      10,484         116           --        19,729
   Current portion of long-term
      borrowings                            --          146         421         447           --         1,014
                                      --------   ----------  ----------   ---------  -----------    ----------
TOTAL CURRENT LIABILITIES               20,802       86,983     310,454    (127,039)     143,851       435,051
LONG-TERM BORROWINGS                   398,780          304      31,705       1,948           --       432,737
CONVERTIBLE DEBENTURES                      --       96,594          --          --           --        96,594
RELATED PARTY BORROWINGS                 4,385       66,930      72,025         511     (143,851)           --
ACCRUED BENEFIT OBLIGATION                  --       94,575      52,592          --           --       147,167
LONG-TERM ENVIRONMENTAL RESERVE             --           --      13,083          --           --        13,083
OTHER LIABILITIES                           --        7,451      44,712          --           --        52,163
DEFERRED TAX LIABILITIES                    --           --      67,804         833           --        68,637
                                      --------   ----------  ----------   ---------  -----------    ----------
TOTAL LIABILITIES                      423,967      352,837     592,375    (123,747)          --     1,245,432
SHAREHOLDERS' EQUITY
   Capital Stock                        61,109    1,306,675   1,937,484      35,136   (2,330,063)    1,010,341
   (Accumulated deficit) retained
      earnings                         (13,161)      36,301     408,113     137,316      (28,154)      540,415
   Accumulated other comprehensive
      income                            (9,631)     (62,183)     (4,110)    (26,771)     135,958        33,263
                                      --------   ----------  ----------   ---------  -----------    ----------
TOTAL SHAREHOLDERS' EQUITY              38,317    1,280,793   2,341,487     145,681   (2,222,259)    1,584,019
                                      --------   ----------  ----------   ---------  -----------    ----------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY               $462,284   $1,633,630  $2,933,862   $  21,934  $(2,222,259)   $2,829,451
                                      ========   ==========  ==========   =========  ===========    ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
THREE MONTHS ENDED SEPTEMBER 30, 2006
(US$ IN THOUSANDS)

                                                   GERDAU
                                                 AMERISTEEL                 NON-
                                        GUSAP   CORPORATION  GUARANTORS  GUARANTORS  CONSOLIDATED
                                      --------  -----------  ----------  ----------  ------------
NET SALES                             $     --   $149,177     $918,494    $92,379     $1,160,050
OPERATING EXPENSES
   Cost of sales (exclusive of
      depreciation)                         --    137,111      708,329     80,493        925,933
   Selling and administrative               --      4,498       32,662      2,660         39,820
   Depreciation                             --      5,293       53,985      1,575         60,853
   Other operating (income) expense         --       (400)       9,363         39          9,002
                                      --------   --------     --------    -------     ----------
                                            --    146,502      804,339     84,767      1,035,608
INCOME FROM OPERATIONS                      --      2,675      114,155      7,612        124,442
EARNINGS FROM JOINT VENTURES                --         --       39,641         --         39,641
                                      --------   --------     --------    -------     ----------
INCOME BEFORE OTHER EXPENSES &
   INCOME TAXES                             --      2,675      153,796      7,612        164,083
OTHER EXPENSES
   Interest, net                        10,641      6,906       (1,767)       367         16,147
   Foreign exchange gain                    --     (2,544)         (84)       (74)        (2,702)
   Amortization of intangible assets       531         31          192          1            755
                                      --------   --------     --------    -------     ----------
                                        11,172      4,393       (1,659)       294         14,200
(LOSS) INCOME BEFORE INCOME TAXES &
   STOCK DIVIDENDS                     (11,172)    (1,718)     155,455      7,318        149,883
INCOME TAX EXPENSE (BENEFIT)               161     (3,707)      56,457        987         53,898
                                      --------   --------     --------    -------     ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME   (11,333)     1,989       98,998      6,331         95,985
STOCK DIVIDENDS                        (25,810)    (6,756)      32,566         --             --
                                      --------   --------     --------    -------     ----------
NET INCOME                            $ 14,477   $  8,745     $ 66,432    $ 6,331     $   95,985
                                      ========   ========     ========    =======     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
THREE MONTHS ENDED SEPTEMBER 30, 2005
(US$ IN THOUSANDS)

                                                   GERDAU
                                                 AMERISTEEL                 NON-
                                        GUSAP   CORPORATION  GUARANTORS  GUARANTORS  CONSOLIDATED
                                      --------  -----------  ----------  ----------  ------------
NET SALES                             $     --   $145,139     $847,417     $6,730      $999,286
OPERATING EXPENSES
   Cost of sales (exclusive of
      depreciation)                         --    127,673      691,940      6,087       825,700
   Selling and administrative               --      5,249       35,980        362        41,591
   Depreciation                             --      5,057       20,070         48        25,175
   Other operating (income) expense         --       (104)       8,573        (60)        8,409
                                      --------   --------     --------     ------      --------
                                            --    137,875      756,563      6,437       900,875
INCOME FROM OPERATIONS                      --      7,264       90,854        293        98,411
EARNINGS FROM JOINT VENTURES                --         --       13,064         --        13,064
                                      --------   --------     --------     ------      --------
INCOME BEFORE OTHER EXPENSES &
   INCOME TAXES                             --      7,264      103,918        293       111,475
OTHER EXPENSES
   Interest, net                        10,707      2,834       (2,255)        35        11,321
   Foreign exchange loss                    21      1,057           --          5         1,083
   Amortization of intangible assets       366         10          270         --           646
                                      --------   --------     --------     ------      --------
                                        11,094      3,901       (1,985)        40        13,050
(LOSS) INCOME BEFORE INCOME TAXES &
   STOCK
DIVIDENDS                              (11,094)     3,363      105,903        253        98,425
INCOME TAX EXPENSE                         213      1,576       34,045        383        36,217
                                      --------   --------     --------     ------      --------
(LOSS) INCOME BEFORE DIVIDEND INCOME   (11,307)     1,787       71,858       (130)       62,208
STOCK DIVIDENDS                        (21,010)   (11,678)      32,688         --            --
                                      --------   --------     --------     ------      --------
NET INCOME(LOSS)                      $  9,703   $ 13,465     $ 39,170     $ (130)     $ 62,208
                                      ========   ========     ========     ======      ========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
NINE MONTHS ENDED SEPTEMBER 30, 2006
(US$ IN THOUSANDS)

                                                    GERDAU
                                                  AMERISTEEL                 NON-
                                        GUSAP    CORPORATION  GUARANTORS  GUARANTORS  CONSOLIDATED
                                      ---------  -----------  ----------  ----------  ------------
NET SALES                             $      --   $502,597    $2,792,598   $129,875    $3,425,070
OPERATING EXPENSES
   Cost of sales (exclusive of
      depreciation)                          --    436,796     2,219,446    107,534     2,763,776
   Selling and administrative                --     12,912       119,805      3,962       136,679
   Depreciation                              --     16,027        95,902      1,999       113,928
   Other operating (income) expense          --     (5,782)       13,727         74         8,019
                                      ---------   --------    ----------   --------    ----------
                                             --    459,953     2,448,880    113,569     3,022,402
INCOME FROM OPERATIONS                       --     42,644       343,718     16,306       402,668
EARNINGS FROM JOINT VENTURES                 --         --       103,018         --       103,018
                                      ---------   --------    ----------   --------    ----------
INCOME BEFORE OTHER EXPENSES &
   INCOME TAXES                              --     42,644       446,736     16,306       505,686
OTHER EXPENSES
   Interest, net                         31,988     12,657        (8,740)       675        36,580
   Foreign exchange (gain) loss              --       (913)           49        (27)         (891)
   Amortization of intangible assets      1,581         92           582          4         2,259
                                      ---------   --------    ----------   --------    ----------
                                         33,569     11,836        (8,109)       652        37,948
(LOSS) INCOME BEFORE INCOME TAXES &
   STOCK
DIVIDENDS                               (33,569)    30,808       454,845     15,654       467,738
INCOME TAX EXPENSE                          459      5,176       152,468        359       158,462
                                      ---------   --------    ----------   --------    ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME    (34,028)    25,632       302,377     15,295       309,276
STOCK DIVIDENDS                         (46,819)   (20,814)       67,633         --            --
                                      ---------   --------    ----------   --------    ----------
NET INCOME                            $  12,791   $ 46,446    $  234,744   $ 15,295    $  309,276
                                      =========   ========    ==========   ========    ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
NINE MONTHS ENDED SEPTEMBER 30, 2005
(US$ IN THOUSANDS)

                                                    GERDAU
                                                  AMERISTEEL                 NON-
                                        GUSAP    CORPORATION  GUARANTORS  GUARANTORS  CONSOLIDATED
                                      ---------  -----------  ----------  ----------  ------------
NET SALES                             $      --   $430,745    $2,512,315   $19,840     $2,962,900
OPERATING EXPENSES
   Cost of sales (exclusive of
      depreciation)                          --    384,275     2,087,150    17,250      2,488,675
   Selling and administrative                --     13,285        78,491       999         92,775
   Depreciation                              --     15,649        60,075       144         75,868
   Other operating (income) expense          --       (394)       10,277       (59)         9,824
                                      ---------   --------    ----------   -------     ----------
                                             --    412,815     2,235,993    18,334      2,667,142
INCOME FROM OPERATIONS                       --     17,930       276,322     1,506        295,758
EARNINGS FROM JOINT VENTURES                 --         --        68,147        --         68,147
                                      ---------   --------    ----------   -------     ----------
INCOME BEFORE OTHER EXPENSES &
   INCOME TAXES                              --     17,930       344,469     1,506        363,905
OTHER EXPENSES
   Interest, net                         32,103      8,211        (1,724)      100         38,690
   Foreign exchange (gain) loss              14         40        (1,230)        8         (1,168)
   Amortization of intangible assets      1,096         25           815         3          1,939
                                      ---------   --------    ----------   -------     ----------
                                         33,213      8,276        (2,139)      111         39,461
(LOSS) INCOME BEFORE INCOME TAXES &
   STOCK DIVIDENDS                      (33,213)     9,654       346,608     1,395        324,444
INCOME TAX EXPENSE                          614      3,543       104,260       922        109,339
                                      ---------   --------    ----------   -------     ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME    (33,827)     6,111       242,348       473        215,105
STOCK DIVIDENDS                         (42,019)   (12,089)       54,108        --             --
                                      ---------   --------    ----------   -------     ----------
NET INCOME                            $   8,192   $ 18,200    $  188,240   $   473     $  215,105
                                      =========   ========    ==========   =======     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(US$ IN THOUSANDS)

                                                    GERDAU
                                                  AMERISTEEL                  NON-
                                        GUSAP    CORPORATION   GUARANTORS  GUARANTORS  CONSOLIDATED
                                      ---------  -----------  -----------  ----------  ------------
OPERATING ACTIVITIES
Net income                             $ 12,791   $  46,446   $   234,744   $  15,295   $   309,276
Adjustment to reconcile net income
   to net cash (used in) provided by
   operating activities:
   Depreciation                              --      16,027        95,902       1,999       113,928
   Amortization                           1,581          92           582           4         2,259
   Write off unamortized fair value
      market adjustment                      --       5,604            --          --         5,604
   Deferred income taxes                     --      10,312         2,451          --        12,763
   Gain on disposition of property,
      plant and equipment                    --          --        (5,020)     (3,894)       (8,914)
   Income from Joint Ventures                --          --      (103,018)         --      (103,018)
   Distributions from Joint Ventures         --          --        91,576          --        91,576
   Melt shop closure expenses                --          --         9,400          --         9,400
Changes in operating assets and
   liabilities, net of acquisitions:
   Accounts receivable                       --       4,332      (130,732)     50,484       (75,916)
   Inventories                               --      24,682       (73,927)     62,655        13,410
   Other assets                              --      (1,429)           19       2,547         1,137
   Goodwill                                  --          --       (64,800)     64,800            --
   Liabilities                          (10,788)     (8,663)        5,461      34,858        20,868
                                       --------   ---------   -----------   ---------   -----------
NET CASH (USED IN) PROVIDED BY
   OPERATING ACTIVITIES                   3,584      97,403        62,638     228,748       392,373
INVESTING ACTIVITIES
   Investments                               --     132,842        10,317    (143,159)           --
   Additions to property, plant and
      equipment                              --     (30,459)     (204,513)     80,658      (154,314)
   Proceeds received from
      disposition of property, plant
      and equipment                          --          --         6,705       7,405        14,110
   Acquisitions                              --          --        (7,692)   (102,746)     (110,438)
   Opening cash from acquisitions            --          --            --      22,371        22,371
   Purchase of short-term
      investments                            --          --    (1,209,680)         --    (1,209,680)
   Sales of short-term investments           --          --     1,037,030          --     1,037,030
                                       --------   ---------   -----------   ---------   -----------
NET CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                      --     102,383      (367,833)   (135,471)     (400,921)
FINANCING ACTIVITIES
   Payments on term loans                  (644)        (87)         (726)     (3,600)       (5,057)
   Retirement of Sheffield Steel
      bonds                                  --          --            --     (88,493)      (88,493)
   Retirement of convertible
      debentures                             --    (111,990)           --          --      (111,990)
   Additions to deferred financing
      costs                                (399)         (5)           --          --          (404)
   Cash dividends                            --     (85,286)           --          --       (85,286)
   Proceeds from issuance of
      employee stock purchases               --       2,489            --          --         2,489
   Change in restricted cash                 --          --           (19)         --           (19)
                                       --------   ---------   -----------   ---------   -----------
NET CASH USED IN FINANCING
   ACTIVITIES                            (1,043)   (194,879)         (745)    (92,093)     (288,760)
   Effect of exchange rate changes           --         303            --          --           303
                                       --------   ---------   -----------   ---------   -----------
(DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS                            2,541       5,210      (305,940)      1,184      (297,005)
CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                    5,413      21,233       386,995         618       414,259
                                       --------   ---------   -----------   ---------   -----------
CASH AND CASH EQUIVALENTS AT END OF
   PERIOD                              $  7,954   $  26,443   $    81,055   $   1,802   $   117,254
                                       ========   =========   ===========   =========   ===========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(US$ IN THOUSANDS)

                                                  GERDAU
                                                AMERISTEEL                 NON-
                                       GUSAP   CORPORATION  GUARANTORS  GUARANTORS  CONSOLIDATED
                                      -------  -----------  ----------  ----------  ------------
OPERATING ACTIVITIES
Net (loss) income                     $ 8,192   $  18,200    $ 188,240     $ 473      $ 215,105
Adjustment to reconcile net income
   to net cash (used in) provided by
   operating activities:
   Depreciation                            --      15,649       60,075       144         75,868
   Amortization                         1,096          25          815         3          1,939
   Deferred income taxes                   --      (2,966)       7,063        --          4,097
   Loss on disposition of property,
      plant and equipment                  --          --        2,100        --          2,100
   Income from Joint Ventures              --          --      (68,147)       --        (68,147)
   Distributions from Joint Ventures       --          --       90,828        --         90,828
Changes in operating assets and
   liabilities, net of acquisitions:
   Accounts receivable                     --      (7,428)     (72,183)     (983)       (80,594)
   Inventories                             --      32,478      115,996       600        149,074
   Other assets                            --      (3,161)      (3,632)       (6)        (6,799)
   Liabilities                         (9,877)    372,094     (346,018)     (536)        15,663
                                      -------   ---------    ---------     -----      ---------
NET CASH (USED IN) PROVIDED BY
   OPERATING ACTIVITIES                  (589)    424,891      (24,863)     (305)       399,134
INVESTING ACTIVITIES
   Investments                             --    (385,164)     384,627       537             --
   Additions to property, plant and
      equipment                            --     (16,691)     (84,943)     (100)      (101,734)
   Acquisitions                            --          --      (49,654)       --        (49,654)
   Purchase of short-term
      investments                          --          --      (76,115)       --        (76,115)
                                      -------   ---------    ---------     -----      ---------
NET CASH (USED IN) PROVIDED BY
   INVESTING ACTIVITIES                    --    (401,855)     173,915       437       (227,503)
FINANCING ACTIVITIES
   Payments on term loans                 589         (93)      (4,168)     (295)        (3,967)
   Proceeds from issuance of
      employee stock purchases             --       1,326           --        --          1,326
   Cash dividends                          --     (60,846)          --        --        (60,846)
                                      -------   ---------    ---------     -----      ---------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                   589     (59,613)      (4,168)     (295)       (63,487)
   Effect of exchange rate changes         --       2,024           --        --          2,024
                                      -------   ---------    ---------     -----      ---------
(DECREASE) INCREASE IN CASH AND CASH
   EQUIVALENTS                             --     (34,553)     144,884      (163)       110,168
CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                     --      51,212       36,020       900         88,132
                                      -------   ---------    ---------     -----      ---------
CASH AND CASH EQUIVALENTS AT END OF
   PERIOD                             $    --   $  16,659    $ 180,904     $ 737      $ 198,300
                                      =======   =========    =========     =====      =========

Corporate Information

LISTING OF SECURITIES

Common Shares:
New York Stock Exchange - (GNA)
Toronto Stock Exchange - (GNA.TO)
Convertible Debentures:
Toronto Stock Exchange - (GNADB.TO)

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Mellon Investor Services LLC
Toronto: (416) 643.5500
U.S. and Outside Toronto.: (800) 387.0825

FINANCIAL CALENDAR

Fiscal year end: December 31

INVESTOR INFORMATION

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com

Web site: www.gerdauameristeel.com

(DESCRIPTION OF GRAPHIC)

Gerdau Ameristeel Corporation

Executive Office
4221 W. Boy Scout Blvd., Suite 600
Tampa, FL 33607
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor Relations
Phone: (813) 207.2300
Fax: (913) 207-2328
ir@gerdauameristeel.com

Gerdau

Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

(GERDAU AMERISTEEL(TM) LOGO)

www.gerdauameristeel.com